UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aspen Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04530L 104

(CUSIP Number)

Michael Mathews

720 South Colorado Boulevard, Suite 1150N

Denver, CO 80246

(303) 333-4224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L 104                                              13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Mathews
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 5,157,838 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,000 (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,157,838 (1)
WITH	10	SHARED DISPOSITIVE POWER 100,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,257,838
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (3)
14		TYPE OF REPORTING PERSON In - Individual

(1)

Represents: (a) 2,518,452 shares of common stock, (b) 1,447,244 shares underlying options which are exercisable or will be exercisable within 60 days, and (c) 1,157,143 shares underlying two convertible notes.

(2)

Represents shares of common stock held in a grantor retained annuity trust of which the reporting person’s wife is the trustee.

(3)

Based on 59,190,366 shares of common stock outstanding.

CUSIP No. 04530L 104                                              13D                                              Page 3 of 5 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value of Aspen Group, Inc. (the “Company” or the “Issuer”). The principal address of the Company is 720 South Colorado Boulevard, Suite 1150N, Denver, CO 80246.

Item 2.

Identity and Background.

a.	Michael Mathews
b.	720 South Colorado Boulevard, Suite 1150N, Denver, CO 80246
c.	Director and Chief Executive Officer of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

Item 3.

Source or Amount of Funds or Other Consideration.

The shares of common stock and the convertible notes were purchased with the reporting person’s personal funds.  The reporting person was granted stock options in connection with his service as an officer and director of the Company.

Item 4.

Purpose of the Transaction.

The Reporting Person has no plans which would relate to or result in:

a.

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

b.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.

Any material change in the present capitalization or dividend policy of the Issuer;

f.

Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

j.

Any action similar to any of those enumerated above.

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

CUSIP No. 04530L 104                                              13D                                              Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer.

a.

The Reporting Person beneficially owns 5,257,838 shares of the Company’s common stock.  This amounts to approximately 8.5% of the outstanding shares of common stock as of November 22, 2013.

b.

Except as described in the footnotes to the table above, the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

c.

The Reporting Person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

d.

Not Applicable.

e.

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 04530L 104                                              13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

/s/ Michael Mathews
Michael Mathews